                                                FILED PURSUANT TO RULE 424(b)(5)
                                                REGISTRATION NO. 33-64318

         PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 27, 1995.

                                  $300,000,000

                            [LOGO OF U.S. BANCORP]
                 6 3/4% Subordinated Notes due October 15, 2005
                    Interest payable April 15 and October 15

                                  ----------

  The 6 3/4% Subordinated  Notes due October 15, 2005  (the "Notes") will not be  redeemable or repayable prior to  maturity and will not be  subject to any  sinking  fund. The  Notes will  be  issued only  in fully registered  form  in  denominations of  $1,000  and  integral multiples thereof. See "Description of Notes" herein.

The  Notes are  unsecured and  subordinated to  all present  and future  Senior
 Indebtedness. See "Description of  Notes--General" herein and "Description of
  Debt  Securities--Subordination"  in   the  accompanying  prospectus  dated
   September 27, 1995 (the "Basic  Prospectus") of U. S. Bancorp. Payment of
    the  principal of  the Notes  may be  accelerated only in  the case  of
     certain    events   involving    the   bankruptcy,    insolvency   or
      reorganization of U. S. Bancorp.  There is no right of acceleration in the case of a default in the performance of any covenant of U.
        S. Bancorp including the  payment of principal or interest. See
         "Description  of  Debt   Securities--Events  of  Default  and
          Limited Rights of Acceleration" in the Basic Prospectus.

The Notes will be issued in book-entry form and represented by one or more global Notes ("Book-Entry Notes") registered in the name of a nominee of The
 Depository Trust Company, as depositary (the "Depository"). Beneficial interests in Book-Entry Notes will be shown on, and transfers thereof will be
 effected  only  through,  records   maintained  by  the  Depository  and  its
  participants. Notes will not be issuable in certificated form except under the limited circumstances described in the Basic Prospectus. Settlement for the Notes will be made in immediately available funds. The Notes will
   trade  in  the  Depository's   Same-Day  Funds  Settlement  System  until
   maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. See "Description of
    Notes--Book-Entry Notes" herein and "Description of Debt Securities-- Global Securities" in the Basic Prospectus.

                                  ----------

 THE  NOTES  OFFERED  HEREBY  ARE  NOT DEPOSITS,  SAVINGS  ACCOUNTS  OR  OTHER
   OBLIGATIONS OF ANY INSURED DEPOSITORY  INSTITUTION OR OTHER SUBSIDIARY OF
     U. S. BANCORP AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION NOR HAS THE SECURI-
    TIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION  PASSED
     UPON THE  ACCURACY OR ADEQUACY  OF THIS PROSPECTUS  SUPPLEMENT OR THE
      PROSPECTUS.  ANY REPRESENTATION TO THE  CONTRARY IS A  CRIMINAL OF-
        FENSE.

                                                          Underwriting
                                              Price to    Discounts and     Proceeds to
                                              Public(1)    Commissions  U. S. Bancorp(1)(2)
                                            ------------- ------------- -------------------
Per Note...................................    99.462%       0.65%            98.812%
Total...................................... $298,386,000   $1,950,000      $296,436,000

(1) Plus accrued interest, if any, from October 16, 1995.
(2) Before deducting offering expenses payable by U. S. Bancorp, estimated at $370,000.

                                  ----------

  The Notes are offered by the several Underwriters when, as and if issued by
U. S. Bancorp, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes, in book-entry form, will be made through the facilities of the Depository on or about October 16, 1995, against payment in immediately available funds.

CS First Boston

            Chase Securities, Inc.

                          Citicorp Securities, Inc.

                                       Goldman, Sachs & Co.

                                                      UBS Securities Inc.

          The date of this Prospectus Supplement is October 11, 1995.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              RECENT DEVELOPMENTS

  On May 5, 1995, U. S. Bancorp entered into an Agreement and Plan of Merger (the "Merger Agreement") with West One Bancorp ("West One"), pursuant to which West One will be merged with and into U. S. Bancorp (the "Merger"). West One, headquartered in Boise, Idaho, is engaged in a general retail and commercial banking business in Idaho, Washington, Oregon, and Utah through its banking subsidiaries. As a result of the Merger, each outstanding share of West One's common stock will be converted into 1.47 shares of U. S. Bancorp common stock. The bank holding company resulting from the Merger will be headquartered in Portland, Oregon, and will operate under the U. S. Bancorp name. The Merger is conditioned upon, among other things, obtaining certain regulatory approvals. The Merger is expected to be completed by December 31, 1995.

  The Merger was approved by the shareholders of both companies on October 3, 1995. Shortly thereafter, U. S. Bancorp announced that it had reached preliminary agreement, based on discussions with various governmental authorities, including the Board of Governors of the Federal Reserve System, the United States Department of Justice, and the Washington State Attorney General, as to the branches to be divested in order to alleviate what such agencies believe would otherwise be an adverse competitive effect of the Merger. After taking into account the proposed divestitures, which are subject to final regulatory approval, the combined company will be among the 30 largest banking organizations in the United States.

  Merger-related expenses reflecting transaction costs of the Merger and the costs of combining operations are anticipated to be charged to earnings, principally in the quarter in which the Merger closes, with some carryover into subsequent quarters. As planning for the Merger continues and uncertainties regarding the Merger process are resolved, estimates of merger-related expenses are continuing to be developed. Although the precise magnitude of the increase is not presently determinable, management believes that the aggregate after-tax charge to earnings for merger-related expenses will exceed the estimate of $60 million reflected in U. S. Bancorp's Current Report on Form 8-K dated August 30, 1995 (the "1995 Form 8-K"). In addition, management intends to perform a detailed analysis of the credit risks inherent in the integration and management of the loan portfolio of the combined institution, which may result in an increase in the allowance for credit losses that is not presently expected to exceed $15 million.

  For additional information relating to the Merger and West One, reference is made to the 1995 Form 8-K incorporated by reference into the Basic Prospectus, which contains historical financial statements of West One for the three-year period ended December 31, 1994, and the six-month periods ended June 30, 1994 and 1995, and pro forma financial information reflecting the proposed Merger on a pooling-of-interests accounting basis. See "Incorporation of Certain Documents by Reference" in the Basic Prospectus.

                                USE OF PROCEEDS

  U. S. Bancorp intends to use the net proceeds from the sale of the Notes for general corporate purposes, including investments in, or extensions of credit to, its existing and future subsidiaries, the acquisition of other banking and financial services businesses, repurchases of outstanding shares of U. S. Bancorp common stock, and repayment of outstanding borrowings. Pending such use, the proceeds may be temporarily invested in short-term obligations.

                            SELECTED FINANCIAL DATA

  The following table sets forth selected consolidated historical financial data for U. S. Bancorp and selected pro forma combined financial data for U. S. Bancorp giving effect to the proposed Merger of West One with and into U. S. Bancorp on a pooling-of-interests basis for the periods specified. See "Recent Developments" herein. The data have been derived in part from, and should be read in conjunction with, the consolidated financial statements and notes thereto and other financial information with respect to U. S. Bancorp and West One incorporated by reference into the Basic Prospectus (see "Incorporation of Certain Documents by Reference"), and such data are qualified in their entirety by reference thereto. Certain amounts have been reclassified to conform West One's financial information with U. S. Bancorp's presentation. All adjustments (comprising only normal recurring accruals) that management believes necessary for a fair presentation of the data for the six-month periods have been included. The data for the six-month periods are not necessarily indicative of the data for the entire year.

                                                                                         SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                          JUNE 30,
                          ----------------------------------------------------------- -----------------------
                             1990        1991        1992        1993        1994        1994        1995
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                            (DOLLARS IN THOUSANDS)                          (UNAUDITED)
U. S. BANCORP(1)
Earnings Summary:
 Interest income........  $ 1,716,060 $ 1,638,584 $ 1,491,474 $ 1,433,696 $ 1,480,085 $   706,444 $   824,672
 Interest expense.......    1,025,833     869,319     631,116     505,585     517,927     241,528     332,074
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
 Net interest income....      690,227     769,265     860,358     928,111     962,158     464,916     492,598
 Provision for credit
  losses................      103,578     125,373     134,454      92,851     106,868      45,301      42,265
 Noninterest income.....      299,043     375,386     443,501     531,819     456,121     218,582     208,622
 Income before
  cumulative effect of
  accounting changes....      190,791     190,926     208,074     257,949     151,495      22,875     136,521
 Net income.............      190,791     190,926     148,184     257,949     151,495      22,875     136,521
Period-End Balance Sheet
 Data:
 Total assets...........  $18,547,518 $18,875,137 $20,741,147 $21,415,490 $21,816,409 $21,166,911 $21,349,858
 Total earning assets...   16,317,506  16,649,096  18,236,641  18,950,963  19,105,476  18,766,239  18,637,752
 Total deposits.........   13,363,397  13,316,363  15,425,277  15,510,701  15,048,366  14,971,438  14,976,112
 Long-term debt.........      666,303   1,214,062   1,329,174   1,051,578     994,870   1,046,638     890,338
 Total shareholders'
  equity................    1,267,095   1,411,886   1,631,308   1,818,195   1,777,285   1,763,870   1,893,169
 Common shareholders'
  equity................    1,267,095   1,411,886   1,481,308   1,668,195   1,627,285   1,613,870   1,743,169
 Preferred stock........          --          --      150,000     150,000     150,000     150,000     150,000
PRO FORMA U. S. BANCORP
 (UNAUDITED)(2)
Earnings Summary:
 Interest income........  $ 2,169,297 $ 2,097,592 $ 1,941,671 $ 1,958,131 $ 2,069,341 $   982,885 $ 1,173,706
 Interest expense.......    1,293,847   1,119,299     826,206     699,020     739,288     338,365     486,483
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
 Net interest income....      875,450     978,293   1,115,465   1,259,111   1,330,053     644,520     687,223
 Provision for credit
  losses................      115,246     155,053     148,762     106,234     120,146      53,077      48,735
 Noninterest income.....      357,883     444,391     523,076     625,001     560,060     270,201     265,639
 Income before
  cumulative effect of
  accounting changes....      235,058     232,125     271,446     341,136     254,666      71,713     193,537
 Net income.............      235,058     232,125     211,556     341,136     254,666      71,713     193,537
Period-End Balance Sheet
 Data:
 Total assets...........  $23,494,507 $24,292,336 $27,874,784 $29,086,843 $30,609,108 $29,258,581 $30,505,971
 Total earning assets...   20,748,328  21,570,953  24,616,733  25,945,929  27,004,335  26,208,584  27,806,861
 Total deposits.........   17,224,278  17,360,771  21,061,616  21,447,748  21,859,248  21,286,152  21,838,028
 Long-term debt.........      738,917   1,325,943   1,446,823   1,168,038   1,247,943   1,175,780   1,212,308
 Total shareholders'
  equity................    1,599,787   1,778,934   2,121,133   2,441,761   2,493,054   2,419,415   2,525,330
 Common shareholders'
  equity................    1,599,787   1,778,934   1,971,133   2,291,761   2,343,054   2,269,415   2,375,330
 Preferred stock........          --          --      150,000     150,000     150,000     150,000     150,000

-------
(1) In March 1994, U. S. Bancorp's Board of Directors approved a major cost reduction program. In connection therewith, a $100 million pre-tax restructuring charge was recorded in the 1994 first quarter.
(2) The pro forma balance sheet data reflects the effects of a planned charge to earnings following the closing of the Merger for merger-related expenses in the amount of $60 million after-tax (the estimate reflected in the 1995 Form 8-K), primarily for employee severance, including payments to retain certain employees through their agreed-upon termination dates, costs to eliminate redundant computer systems, administrative functions, and premises, furniture and equipment, and professional fees. The pro forma data as of June 30, 1995, does not reflect (i) the anticipated divestiture of approximately $475 million in assets and $725 million in deposits in connection with obtaining required regulatory approvals for the Merger,
    (ii) the conversion of approximately $42.3 million principal amount of West One's 7 3/4% Convertible Subordinated Debentures Due 2006 (the "West One Debentures") outstanding at June 30, 1995 into approximately 2.3 million shares of West One's common stock, or (iii) the positive effects of potential cost savings which may be achieved subsequent to the Merger. See "Recent Developments" herein.

                                                                  SIX MONTHS
                                                                  ENDED JUNE
                                  YEAR ENDED DECEMBER 31,             30,
                               ---------------------------------  ------------
                               1990   1991   1992   1993   1994   1994   1995
                               -----  -----  -----  -----  -----  -----  -----
PERFORMANCE RATIOS(3):
Return on Average Total
 Assets(4)
 U. S. Bancorp...............   1.04%  1.03%  1.07%  1.25%  0.72%  0.22%  1.30%
 Pro Forma...................   1.02   0.98   1.07   1.22   0.87   0.50   1.31
Return on Average Common
 Shareholders' Equity(4)
 U. S. Bancorp...............  16.04  14.25  13.80  15.75   8.58   2.08  15.76
 Pro Forma...................  15.65  13.74  14.06  15.71  10.62   5.86  15.76
Net Interest Margin (tax-
 equivalent)
 U. S. Bancorp...............   4.56   4.93   5.18   5.29   5.35   5.21   5.45
 Pro Forma...................   4.57   4.89   5.16   5.29   5.33   5.28   5.39
Overhead Ratio(5)
 U. S. Bancorp...............  59.86  62.44  64.81  65.75  75.48  86.41  62.49
 Pro Forma...................  61.15  63.10  65.02  65.70  72.37  80.49  62.52
ASSET QUALITY RATIOS(3):
Allowance for Credit Losses
 to Period-End Loans
 U. S. Bancorp...............   1.45   1.65   1.91   1.91   1.96   1.91   1.96
 Pro Forma...................   1.45   1.63   1.81   1.77   1.79   1.76   1.77
Allowance for Credit Losses
 to Nonperforming Loans
 U. S. Bancorp...............     79     77    100    125    168    151    191
 Pro Forma...................     86     83    117    144    192    176    218
Nonperforming Assets to Peri-
 od-End Loans and Foreclosed
 Assets
 U. S. Bancorp...............   2.36   2.75   2.13   1.77   1.31   1.46   1.20
 Pro Forma...................   2.14   2.51   1.77   1.43   1.06   1.17   0.95
Net Loans Charged-Off to
 Average Loans
 U. S. Bancorp...............   0.47   0.73   0.82   0.60   0.48   0.48   0.40
 Pro Forma...................   0.46   0.73   0.70   0.48   0.39   0.39   0.34
CAPITAL RATIOS:
Average Common Shareholders'
 Equity to Average Assets
 U. S. Bancorp...............   6.49   7.25   7.23   7.54   7.69   7.72   7.88
 Pro Forma...................   6.51   7.14   7.24   7.48   7.83   7.83   8.03
Leverage Ratio
 U. S. Bancorp...............   5.92   6.84   7.16   7.65   7.69   7.62   8.29
 Pro Forma...................   6.04   6.77   7.10   7.64   7.82   7.61   7.82
Tier I Risk-based Capital
 Ratio
 U. S. Bancorp...............   6.67   7.56   8.54   8.76   8.19   8.38   8.65
 Pro Forma...................   7.01   7.79   8.63   8.95   8.72   8.72   8.57
Total Risk-based Capital
 Ratio
 U. S. Bancorp...............   9.64   9.83  11.54  11.73  11.03  11.29  11.49
 Pro Forma...................   9.88  10.24  11.51  11.75  11.38  11.46  11.13

--------
(3) The June 30, 1994 and 1995 ratios have been annualized where necessary.
(4) Returns for 1992 were computed before accounting changes. Net income for 1992 includes a $59.9 million after-tax charge from the adoption of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." After accounting changes, return on average total assets was .76% and return on average common shareholders' equity was 10.14%. On a pro forma basis after accounting changes, return on average total assets was .84% and return on average common shareholders' equity was 10.89%.
(5) Overhead ratio is defined as noninterest expenses as a percentage of tax-equivalent net interest income and noninterest revenues.

                                 CAPITALIZATION

  The following table sets forth the consolidated capitalization of U. S. Bancorp and its subsidiaries (i) at June 30, 1995, (ii) as adjusted as of such date to give effect to the issuance of the Notes offered hereby, (iii) on a pro forma basis at June 30, 1995, giving effect to the Merger with West One, and
(iv) on a pro forma basis as adjusted as described in clause (ii) above.

                                          JUNE 30, 1995
                           --------------------------------------------------
                                          AS           PRO            AS
                           HISTORICAL  ADJUSTED      FORMA(1)     ADJUSTED(1)
                           ---------- ----------    ----------    -----------
                                      (DOLLARS IN THOUSANDS)
Long-term debt:
  U. S. BANCORP
    4.41% to 8.68% medium-
     term notes due 1995-
     1998................. $  364,500 $  364,500    $  364,500    $  364,500
    8.125% subordinated
     notes due 2002.......    149,273    149,273       149,273       149,273
    7% subordinated notes
     due 2003.............    149,712    149,712       149,712       149,712
    Subordinated notes of-
     fered hereby.........        --     298,386(2)        --        298,386(2)
  BANK SUBSIDIARIES
    5.40% to 6.125% bank
     notes due 1995.......     71,000     71,000        71,000        71,000
    4.13% to 7.95% FHLB
     notes due 1995-2015..    139,770    139,770       417,285       417,285
    7.75% subordinated
     notes due 2002.......     15,705     15,705        15,705        15,705
    Mortgages and other
     notes payable(3).....        378        378         2,565         2,565
                           ---------- ----------    ----------    ----------
      Total long-term
       debt...............    890,338  1,188,724     1,170,040     1,468,426
                           ---------- ----------    ----------    ----------
Shareholders' equity(4):
Preferred stock, no par
 value; Authorized--
 50,000,000 shares; Is-
 sued--6,000,000 shares,
 Series A.................    150,000    150,000       150,000       150,000
Common stock, $5 par val-
 ue; Authorized--
 250,000,000 shares; Is-
 sued--98,223,501 shares..    491,118    491,118       762,243(5)    762,243(5)
  Capital surplus.........    351,445    351,445       406,738       406,738
  Retained earnings.......    892,677    892,677     1,238,007(6)  1,238,007(6)
  Net unrealized gain on
   securities available
   for sale, net of tax...      7,929      7,929        10,610        10,610
                           ---------- ----------    ----------    ----------
    Total shareholders'
     equity...............  1,893,169  1,893,169     2,567,598     2,567,598
                           ---------- ----------    ----------    ----------
    Total capitalization.. $2,783,507 $3,081,893    $3,737,638    $4,036,024
                           ========== ==========    ==========    ==========

--------
(1) Reflects the subsequent repayment through conversion or redemption of $42.3 million principal amount of West One Debentures outstanding at June 30, 1995.
(2) Net of $1,614,000 unamortized debt discount.
(3) Interest rates range from 7.5% to 12.0% and remaining maturities range from 1 to 10 years.
(4) Excludes approximately 8.9 million shares reserved for issuance at June 30, 1995, pursuant to stock awards granted or to be granted to directors, officers, and key employees of U. S. Bancorp.
(5) Reflects the issuance in the Merger of 54,225,000 shares of U. S. Bancorp common stock in exchange for 34,619,000 shares of West One common stock outstanding at June 30, 1995, and 2,269,000 shares issued pursuant to the conversion of West One Debentures subsequent to June 30, 1995. In addition, options for approximately 3.4 million shares of U. S. Bancorp common stock are expected to be held by former employees of West One immediately following the Merger.
(6) Reflects an after-tax charge to earnings of $60 million (the estimate reflected in the 1995 Form 8-K) anticipated to be taken following the closing of the Merger to reflect transaction costs of the Merger and the costs of combining operations. See "Recent Developments" herein.

                              DESCRIPTION OF NOTES

  The following is a brief description of the Notes. This description does not purport to be complete, should be read in conjunction with the statements under "Description of Debt Securities" in the Basic Prospectus and is subject to and qualified in its entirety by reference to the Indenture dated as of May 15, 1992 (the "Indenture"), as amended by a First Supplemental Indenture dated as of March 15, 1993 (the "First Supplemental Indenture"), between U. S. Bancorp and Bankers Trust Company, as Trustee (the "Trustee"), pursuant to which the Notes are to be issued. A copy of the form of the Indenture has been filed as an exhibit to the Registration Statement of which the Basic Prospectus is a part. Capitalized terms not defined herein have the meanings specified in the Basic Prospectus or the Indenture.

GENERAL

  The Notes will mature on October 15, 2005, and are limited to $300,000,000 aggregate principal amount. The Notes will be issued in denominations of $1,000 or any integral multiple thereof.

  The Notes will bear interest from October 16, 1995, or from the most recent Interest Payment Date to which interest has been paid, at the rate per annum shown on the cover page of this Prospectus Supplement, payable semi-annually on April 15 and October 15 of each year commencing April 15, 1996. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Any payment required to be made on a date that is not a Business Day need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such date, and no additional interest shall accrue as a result of such delayed payment. "Business Day" means any day which is not a Saturday or Sunday and which is not a day on which banking institutions or trust companies in the City of New York or the State of Oregon are generally authorized or obligated by law or executive order to be closed.

  Payments of principal and interest on Notes registered in the name of the Depository or its nominees will be made in immediately available funds to the Depository, or its nominee, as the case may be, as the registered holder of the Book-Entry Notes representing such Notes.

  The Notes are not redeemable by U. S. Bancorp, in whole or in part, prior to their maturity, and do not provide for any sinking fund.

  The Notes will be unsecured subordinated obligations of U. S. Bancorp which will be subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness of U. S. Bancorp. In order to comply with an interpretation of the Board of Governors of the Federal Reserve System, the definition of Senior Indebtedness was modified by the First Supplemental Indenture to encompass a broader range of instruments and obligations than Senior Indebtedness as defined with respect to subordinated indebtedness of U.
S. Bancorp issued under the Indenture prior to March 15, 1993. As a result of the difference, holders of Notes could be subordinated to greater amounts of Senior Indebtedness of U. S. Bancorp than holders of such previously issued subordinated indebtedness and may, under certain circumstances, receive less, ratably, than the holders of such previously issued subordinated indebtedness of U. S. Bancorp. See "Description of Debt Securities--Subordination" in the Basic Prospectus.

  At September 30, 1995, U. S. Bancorp, on an unconsolidated basis, had outstanding (excluding accrued interest) approximately $527 million aggregate principal amount of Senior Indebtedness, $150 million aggregate principal amount of subordinated indebtedness issued under the Indenture prior to March 15, 1993, and $150 million aggregate principal amount of subordinated indebtedness issued under the Indenture since March 15, 1993. The Indenture does not place any limit on U. S. Bancorp's ability to issue Senior Indebtedness.

  Payment of the principal of the Notes may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of U. S. Bancorp. There is no right of acceleration in the case of a default in the performance of any covenant of U. S. Bancorp, including the payment of principal or interest. See "Description of Debt Securities--Events of Default and Limited Rights of Acceleration" in the Basic Prospectus.

BOOK-ENTRY NOTES

  Upon issuance, the Notes will be represented by one or more fully registered global Notes (the "Book-Entry Notes") which will be deposited with, or on behalf of, the Depository and registered only in the name of the Depository or a nominee of the Depository. Book-Entry Notes will not be transferable or exchangeable for Notes in certificated form except under the limited circumstances described in the Basic Prospectus under "Description of Debt Securities--Global Securities."

  The Depository has advised U. S. Bancorp as follows: it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depository was created to hold securities for its participating organizations ("Participants") and to facilitate the clearance and settlement of securities transactions between Participants in such securities through electronic book-entry changes in accounts of Participants. Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or Indirect Participants.

  A further description of the Depository's procedures with respect to Book-Entry Notes is set forth in the Basic Prospectus under "Description of Debt Securities--Global Securities." The Depository has confirmed to U. S. Bancorp that it intends to follow such procedures.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated October 11, 1995 (the "Underwriting Agreement"), U. S. Bancorp has agreed to sell to the Underwriters named below (the "Underwriters"), and the Underwriters have severally but not jointly agreed to purchase, the following respective principal amounts of Notes:

                                                                    PRINCIPAL
             UNDERWRITER                                              AMOUNT
             -----------                                           ------------
      CS First Boston Corporation................................. $ 60,000,000
      Chase Securities, Inc.......................................   60,000,000
      Citicorp Securities, Inc....................................   60,000,000
      Goldman, Sachs & Co.........................................   60,000,000
      UBS Securities Inc..........................................   60,000,000
                                                                   ------------
          Total................................................... $300,000,000
                                                                   ============

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the Notes offered hereby if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  U. S. Bancorp has been advised by the Underwriters that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of .40% of the principal amount of the Notes, and the Underwriters and such dealers may allow a discount of .25% of such principal amount on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to certain dealers may be changed by the Underwriters.

  U. S. Bancorp has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect thereof.

  The Notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. U. S. Bancorp has been advised by the Underwriters that one or more of them intend to make a market in the Notes, but are not obligated to do so and may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or as to the prices at which the Notes may trade in such market.

  Certain of the Underwriters are customers of, engage in transactions with or perform services for U. S. Bancorp and certain of its subsidiaries in the ordinary course of business. U. S. Bancorp retained CS First Boston Corporation to act as its financial adviser in connection with the Merger with West One. UBS Securities Inc. has been engaged by U. S. Bancorp to render financial advisory and investment banking services with respect to the possible sale of certain operations of West One (or U. S. Bancorp) in connection with obtaining required regulatory approvals for the Merger. Additionally, West One retained UBS Securities Inc. to act as its financial adviser with respect to the Merger.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

  The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that U. S. Bancorp prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATIONS OF PURCHASERS

  Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to U. S. Bancorp and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

  All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

  A purchaser of Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from U. S. Bancorp. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

                               VALIDITY OF NOTES

  The validity of the Notes offered hereby has been passed upon for U. S. Bancorp by Miller, Nash, Wiener, Hager & Carlsen, Portland, Oregon. Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York, will act as counsel for the Underwriters. Simpson Thacher & Bartlett will rely on Miller, Nash, Wiener, Hager & Carlsen as to all matters governed by Oregon law.

  Clifford N. Carlsen, Secretary of U. S. Bancorp, is a partner in the firm of Miller, Nash, Wiener, Hager & Carlsen. At September 30, 1995, attorneys associated with Miller, Nash, Wiener, Hager & Carlsen who participated in providing services to U. S. Bancorp in connection with the Notes, together with their immediate families, owned an aggregate of approximately 5,950 shares of
U. S. Bancorp common stock.

PROSPECTUS

[LOGO U.S. BANCORP]

                          SUBORDINATED DEBT SECURITIES

  U. S. Bancorp may offer from time to time pursuant hereto up to $500,000,000 aggregate principal amount (or its equivalent in any other currency or composite currency) of its subordinated debt securities ("Debt Securities") on terms to be determined at the time of sale. The specific title, aggregate principal amount, maturity, rate and time of payment of interest (if any), purchase price, any terms for redemption and other special terms of a specific series of Debt Securities being offered ("Offered Debt Securities") will be set forth in a supplement to this Prospectus ("Prospectus Supplement"). The Offered Debt Securities shall be denominated in United States dollars unless another currency, which may be a composite currency such as the European Currency Unit, is specified in the Prospectus Supplement. If the terms of a depositary arrangement with respect to a specific series of Offered Debt Securities are set forth in the Prospectus Supplement relating to such series, the Offered Debt Securities of such series may be issued in whole or in part in global form.

  The Debt Securities will be unsecured and will be subordinated to all Senior Indebtedness of U. S. Bancorp, whether incurred at the time of issuance of the Debt Securities or thereafter. U. S. Bancorp is not restricted by the terms of the Indenture, other outstanding instruments, or applicable statutes or regulations from incurring additional Senior Indebtedness or subordinated indebtedness. See "Description of Debt Securities."

  The Debt Securities may be sold to underwriters for public offering pursuant to terms of offering described in the Prospectus Supplement. In addition, the Debt Securities may be sold through agents designated from time to time by U.
S. Bancorp, including its banking affiliates. If any underwriters or agents are involved in the sale of the Offered Debt Securities, their names and any applicable fee, commission or discount arrangements with them will be set forth in the Prospectus Supplement. See "Plan of Distribution."

  THE DEBT SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                 ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION NOR HAS THE SECU-
     RITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REP-
        RESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ------------

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 27, 1995

FOR NORTH CAROLINA RESIDENTS:

  These securities have not been approved or disapproved by the Commissioner of Insurance for the State of North Carolina, nor has the Commissioner of Insurance ruled upon the accuracy or the adequacy of this document.

                             AVAILABLE INFORMATION

  U. S. Bancorp is subject to the informational requirements of the Securities Exchange Act of 1934 ("Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission ("Commission"). Reports, proxy statements and other information filed by U. S. Bancorp can be inspected and copied at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549; The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. As permitted by rules and regulations of the Commission, this Prospectus omits certain information set forth in the Registration Statement and exhibits thereto which U. S. Bancorp has filed with the Commission under the Securities Act of 1933 and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  U. S. Bancorp incorporates herein by reference its annual report on Form 10-K for the year ended December 31, 1994, its quarterly reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995, and its current report on Form 8-K dated August 30, 1995.

  All documents filed by U. S. Bancorp pursuant to Section 13(a), 13(c), 14 or 15(d) of the Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus.

  U. S. Bancorp will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated by reference herein, other than certain exhibits to such documents. Requests should be directed to U. S. Bancorp, Investor Relations, P.O. Box 8837, Portland, Oregon 97208, telephone (503) 275-5834.

                                 U. S. BANCORP

  U. S. Bancorp is a regional multi-bank holding company headquartered in Portland, Oregon. At June 30, 1995, U. S. Bancorp was among the 35 largest bank holding companies in the United States in terms of total assets, with total consolidated assets of $21.3 billion, deposits of $15.0 billion, and total shareholders' equity of $1.9 billion.

  U. S. Bancorp is engaged in general retail and commercial banking business in the states of Oregon, Washington, California, Nevada, and Idaho through its banking subsidiaries. Its principal banking subsidiaries are United States National Bank of Oregon ("U.S. Bank of Oregon"), with $10.8 billion in total assets at June 30, 1995, and U. S. Bank of Washington, National Association ("U. S. Bank of Washington"), which had total assets of $6.7 billion at that date. At December 31, 1994, in terms of total assets, U. S. Bank of Oregon was the largest bank in Oregon and the 55th largest commercial bank in the United States, and U. S. Bank of Washington was the third largest commercial bank in Washington and the 102nd largest commercial bank in the United States.

  Other subsidiaries of U. S. Bancorp provide financial services related to banking, including lease financing, consumer and commercial finance, discount brokerage, investment advisory services, and insurance agency and credit life insurance services. U. S. Bancorp's principal activities are located in the Pacific Northwest, but it has operations throughout the Far West and, to a lesser extent, the rest of the United States. The principal executive offices of U. S. Bancorp are located at 111 S.W. Fifth Avenue, Portland, Oregon 97204, telephone number (503) 275-6111.

  U. S. Bancorp is a legal entity separate and distinct from its subsidiaries. There are various legal limitations on the extent to which U. S. Bancorp's bank subsidiaries may extend credit, pay dividends, or otherwise supply funds to U.
S. Bancorp or U. S. Bancorp's other affiliates. In particular, U. S. Bancorp's bank subsidiaries are subject to certain restrictions imposed by Federal law on extensions of credit to U. S. Bancorp or its other affiliates, on investments in stock or other securities thereof and on the taking of such securities as collateral for loans. Such restrictions prohibit U. S. Bancorp or such other affiliates from borrowing from U. S. Bancorp's bank subsidiaries unless the loans are secured by specified collateral. Further, such secured loans and investments by a U. S. Bancorp bank subsidiary are limited in amount as to U.
S. Bancorp or to any other such affiliate to 10% of the bank subsidiary's capital stock and surplus and as to U. S. Bancorp and all such affiliates to an aggregate of 20% of the bank subsidiary's capital stock and surplus.

  In addition, there are certain limitations on the payment of dividends to U.
S. Bancorp by its bank subsidiaries. A national bank may not pay dividends in an amount greater than its net profits then on hand after deducting statutory bad debts in excess of the bank's allowance for loan losses. The prior approval of the Comptroller of the Currency (the "Comptroller") is required if the total of all dividends declared by a national bank subsidiary in any calendar year will exceed the total of such subsidiary's net profits (as defined by regulation) for that year combined with its retained net profits for the preceding two calendar years, less any required transfers to surplus or to a fund for the retirement of any preferred stock. As of December 31, 1994, U. S. Bancorp's banking subsidiaries could have declared dividends without approval of the Comptroller of up to an aggregate of $210 million. The payment of dividends by U. S. Bancorp's national bank subsidiaries may be affected by other factors, such as requirements for the maintenance of adequate capital. The Comptroller also has authority to prohibit a national bank from engaging in what, in the Comptroller's opinion, constitutes an unsafe or unsound practice in conducting its business. In addition, the Comptroller has issued a policy statement which provides that national banks should generally pay dividends only out of current operating earnings. U. S. Bancorp's nonbank subsidiaries are also subject to limitations on the payment of dividends.

  The foregoing limitations do not have the effect of causing indebtedness (including deposits) of U. S. Bancorp's bank subsidiaries or other affiliates to become senior to the Debt Securities. However, in the event that a depository institution subsidiary becomes undercapitalized (as that term is defined by the federal bank regulatory agencies), U. S. Bancorp may be required to guarantee compliance by the subsidiary with a capital restoration plan. U.
S. Bancorp's aggregate liability under any such guarantee shall not exceed the lesser of 5% of the subsidiary's total assets when it became undercapitalized or the amount of the capital deficiency at such time as it fails to comply with the plan.

                                USE OF PROCEEDS

  U. S. Bancorp intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, including investments in, or extensions of credit to, its existing and future subsidiaries, the acquisition of other banking and financial services businesses, repurchases of outstanding shares of U. S. Bancorp common stock, and repayment of outstanding borrowings. The precise amounts and timing of the application of proceeds will depend on various factors existing at the time of offering of the Offered Debt Securities, including the subsidiaries' funding requirements and the availability of other funds. Pending such use, the proceeds may be temporarily invested in short-term obligations.

  The outstanding principal amount of the Debt Securities will be eligible for inclusion as secondary (Tier 2) capital of U. S. Bancorp for purposes of calculating its capital ratios. See "Description of Debt Securities--Certain Amendments to the Indenture."

                       RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the consolidated ratios of earnings to fixed charges for U. S. Bancorp for the periods indicated.

                                                                   SIX MONTHS
                                                                      ENDED
                                        YEAR ENDED DECEMBER 31,     JUNE 30,
                                     ----------------------------- -----------
                                     1990  1991  1992  1993  1994  1994  1995
                                     ----- ----- ----- ----- ----- ----- -----
Ratio of Earnings to Fixed
 Charges(1):
  Excluding interest on deposits.... 1.88x 2.17x 2.62x 3.57x 2.16x 1.39x 2.74x
  Including interest on deposits.... 1.26x 1.32x 1.47x 1.75x 1.41x 1.13x 1.62x

--------
(1) In March 1994, U. S. Bancorp's Board of Directors approved a major cost reduction program. In connection therewith, a $100 million pre-tax restructuring charge was recorded in the 1994 first quarter.

  For purposes of computing the ratios, earnings represent income before income taxes, accounting changes and fixed charges, less capitalized interest. Fixed charges represent interest, whether expensed or capitalized, including interest on deposits where indicated, imputed interest on capital leases and approximately one-third of all other rent expense (such amount approximating the interest component of such expense), but excluding interest income on federal funds sold, which approximates interest expense related to federal funds purchased transactions having a purpose other than to fund operations.

                         DESCRIPTION OF DEBT SECURITIES

  The Debt Securities are to be issued under an Indenture dated as of May 15, 1992, as amended by a First Supplemental Indenture dated as of March 15, 1993 (the "Indenture"), between U. S. Bancorp and Bankers Trust Company, as Trustee (the "Trustee"). See "Certain Amendments to the Indenture." A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definition therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. The following sets forth certain general terms and provisions of the Debt Securities. Further terms of each series of the Offered Debt Securities will be set forth in the Prospectus Supplement relating thereto.

  Because U. S. Bancorp is a holding company, its rights and the rights of its creditors, including the Holders of the Debt Securities, to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors (including depositors in the case of bank subsidiaries) except to the extent that U. S. Bancorp may itself be a creditor with recognized claims against the subsidiary.

GENERAL

  The Indenture does not limit the aggregate principal amount of subordinated indebtedness which may be issued thereunder and provides that such indebtedness may be issued from time to time in series. The Debt Securities will be unsecured subordinated obligations of U. S. Bancorp. The Indenture does not limit U. S. Bancorp's ability to incur other indebtedness or contain provisions that would require U. S. Bancorp to repurchase or redeem or otherwise modify the terms of the Debt Securities upon a change in control or other event involving U. S. Bancorp that may adversely affect the credit quality of U. S. Bancorp.

  The Prospectus Supplement will describe the following terms of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates on which the Offered Debt Securities will mature; (4) the rate or rates per annum at which the Offered Debt Securities will bear interest, if any, or the manner in which such rates are determined and the date from which such interest, if any, will accrue; (5) the dates on which such interest, if any, on the Offered Debt Securities will be payable and the Regular Record Dates for such Interest Payment Dates;

(6) the currency or currency unit, if other than U.S. dollars, of payment of principal of, and premium and interest, if any, on, the Offered Debt Securities; (7) if the Offered Debt Securities are to be issued in the form of one or more global securities (a "Global Security"), the identity of the depositary for such Global Security or Securities; (8) any mandatory or optional sinking fund or analogous provisions; (9) any additions to, or modifications or deletions of, any Events of Default, Defaults or covenants and the remedies with respect thereto provided for with respect to the Offered Debt Securities; and (10) any redemption terms or other specific terms.

  Unless otherwise specified in the Prospectus Supplement, principal of, and premium and interest, if any, on, the Offered Debt Securities will be payable at the office or agency of U. S. Bancorp maintained for that purpose in the Borough of Manhattan, the City of New York, and the Offered Debt Securities may be surrendered for transfer or exchange at said office or agency; provided that payment of interest, if any, may be made at the option of U. S. Bancorp by check mailed to the address of the person entitled thereto as it appears in the register for the Offered Debt Securities on the Regular Record Date for such interest. The Corporate Trust Office of the Trustee in New York, New York will initially be designated as such office or agency. (Sections 301, 307 and 1002).

  Unless otherwise indicated in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and, if denominated in U.S. dollars, will be issued in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Debt Securities, but U. S. Bancorp may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. U. S. Bancorp shall not be required (i) to issue, register the transfer of or exchange any Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Debt Securities of that series selected for redemption and ending at the close of business on the day of such mailing, or (ii) to register the transfer of or exchange any Debt Security so selected for redemption in whole or in part, except the unredeemed portion of Debt Securities being redeemed in part. (Section 305).

  All moneys paid by U. S. Bancorp to the Trustee or any Paying Agent for the payment of principal of and premium and interest on any Debt Security which remain unclaimed for two years after such principal, premium or interest shall have become due and payable may be repaid to U. S. Bancorp and thereafter the Holder of such Debt Security shall look only to U. S. Bancorp for payment thereof. (Section 1003).

  If any Debt Securities are payable in a currency or currency unit other than U.S. dollars, the special federal income tax considerations applicable to such Debt Securities will be described in the Prospectus Supplement relating thereto.

  The Debt Securities may be issued as Original Issue Discount Securities (bearing no interest or bearing interest at a rate which at the time of issue is below market rates) to be sold at a substantial discount below their stated principal amount. If any Debt Securities are issued as Original Issue Discount Securities, the special federal income tax and other considerations applicable to such Debt Securities will be described in the Prospectus Supplement relating thereto.

GLOBAL SECURITIES

  The Offered Debt Securities may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depository") identified in the Prospectus Supplement relating to such Offered Debt Securities. Unless and until it is exchangeable in whole or in part for Offered Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. (Sections 303 and 305).

  The specific terms of the depositary arrangement, if any, with respect to a series of Offered Debt Securities will be described in the Prospectus Supplement relating to such series. U. S. Bancorp anticipates that the following provisions will apply to all depositary arrangements.

  Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depository for such Global Security or its nominee ("Participants") or persons that may hold interests through Participants. Such accounts shall be designated by the underwriters or agents with respect to the Offered Debt Securities underwritten or solicited by them.
U. S. Bancorp will obtain confirmation from the Depository that upon the issuance of a Global Security, the Depository for such Global Security will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of the Offered Debt Securities represented by such Global Security. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depository (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons held through Participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

  So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Offered Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have the Offered Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of the Offered Debt Securities in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in such a Global Security must rely on the procedures of the Depository and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. U. S. Bancorp understands that under existing industry practices, in the event that U. S. Bancorp requests any action of Holders or that an owner of a beneficial interest in such a Global Security desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depository would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Payment of principal of, and premium and interest, if any, on, Offered Debt Securities registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such Offered Debt Securities. None of U. S. Bancorp, the Trustee, any Paying Agent or any other agent of U. S. Bancorp or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Offered Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  U. S. Bancorp will obtain confirmation from the Depository that upon receipt of any payment of principal of, or premium or interest on, a Global Security, the Depository will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depository. Payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

  If the Depository for any Offered Debt Securities represented by a Global Security notifies U. S. Bancorp that it is unwilling or unable to continue as Depository or ceases to be a clearing agency registered under the Act and a successor Depository is not appointed by U. S. Bancorp within 90 days after receiving such notice or becoming aware that the Depository is no longer so registered, U. S. Bancorp will issue such Offered Debt Securities in definitive form upon registration of transfer of, or in exchange for, such Global Security. In addition, U. S. Bancorp may at any time and in its sole discretion determine not to have the Offered Debt Securities represented by one or more Global Securities and, in such event, will issue Offered Debt Securities in definitive form in exchange for all of the Global Securities representing such Offered Debt Securities. (Section 305).

CERTAIN AMENDMENTS TO THE INDENTURE

  U. S. Bancorp, as a bank holding company, is subject to regulations relating to minimum amounts and types of capital. Under certain of such regulations, subordinated debt securities meeting certain specified conditions are eligible to be included in capital as defined in those regulations. The Board of Governors of the Federal Reserve System has issued an interpretation, effective September 4, 1992, with respect to the circumstances under which subordinated debt issued by bank holding companies will be eligible for inclusion as capital for regulatory capital purposes (the "Interpretation"). The Interpretation provides that subordinated debt securities issued after September 4, 1992, will be included in capital for purposes of calculating a bank holding company's capital ratios, if, among other things, (i) the payment of the principal amount of such debt securities can be accelerated only upon the occurrence of certain events involving the bankruptcy of the issuer, (ii) such debt securities are not subject to certain covenants, including covenants limiting the sale of a major subsidiary, and (iii) such debt securities are subordinate to all obligations for borrowed and purchased money, obligations arising from off-balance sheet activities (including guarantees), and obligations associated with derivative products.

  The First Supplemental Indenture dated as of March 15, 1993 (the "First Supplemental Indenture"), between U. S. Bancorp and the Trustee amended the original terms of the Indenture to comply with the Interpretation and the Debt Securities will be subject to such amendment. The description of the Indenture contained herein gives effect to such amendment. As amended, the Indenture no longer contains covenants prohibiting U. S. Bancorp from disposing of voting stock of its subsidiaries, including the stock of any of its banking subsidiaries. Subordinated debt securities of U. S. Bancorp issued under the Indenture prior to the date of the First Supplemental Indenture will continue to be governed by the original terms of the Indenture.

SUBORDINATION

  The Debt Securities are expressly subordinated in right of payment, to the extent set forth in the Indenture, to all Senior Indebtedness as defined below. (Section 1301). If U. S. Bancorp shall default in the payment of any principal of, premium, if any, or interest, if any, on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise, or if any event of default with respect to Senior Indebtedness shall have occurred and be continuing, or would occur as a result of any payment in respect of the Debt Securities, then, upon written notice to U. S. Bancorp of such default or event of default, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off, or otherwise) shall be made or agreed to be made for principal of or premium or interest on the Debt Securities, or in respect of any redemption, retirement, purchase, or other acquisition of any of the Debt Securities. (Section 1301). "Senior Indebtedness" of U. S. Bancorp means the principal of (and premium, if any) and unpaid interest on (i) all indebtedness of U. S. Bancorp for money borrowed (including any deferred obligation for the payment of the purchase price of property or assets and obligations arising from guarantees by U. S. Bancorp of the indebtedness of others), (ii) obligations of, or any such obligation guaranteed by, U. S. Bancorp as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and leases of property or assets made as part of any sale and leaseback transaction to which U. S. Bancorp is a party, (iii) obligations of
U. S. Bancorp under letters of credit, and (iv) any indebtedness of U. S. Bancorp under or other obligations of U. S. Bancorp to make payment pursuant to the terms of commodity contracts, interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts, and other similar agreements or arrangements, whether now outstanding or subsequently created, assumed or incurred, and any deferrals, renewals, or extensions of any such Senior Indebtedness, other than (x) any obligation as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligation is not to be senior in right of payment to the Debt Securities, (y) U. S. Bancorp's 8 1/8% Subordinated Notes due 2002 and its 7% Subordinated Notes due 2003 and (z) the Debt Securities. (Section 101).

  The definition of senior indebtedness with respect to subordinated indebtedness of U. S. Bancorp issued under the Indenture prior to March 15, 1993 (see "Certain Amendments to the Indenture" herein), includes only indebtedness of U. S. Bancorp for money borrowed, other than obligations ranking on a parity with or junior to such subordinated indebtedness. Thus, "Senior Indebtedness" as defined in the First Supplemental Indenture encompasses a broader range of instruments and obligations than senior indebtedness as defined with respect to such previously issued subordinated indebtedness. As a result of this difference, the holders of Offered Debt Securities could be subordinated to greater amounts of senior indebtedness of
U. S. Bancorp than holders of such previously issued subordinated indebtedness of U. S. Bancorp and, under the circumstances described in the following paragraph, holders of Offered Debt Securities may receive less, ratably, than holders of such previously issued subordinated indebtedness of U. S. Bancorp. The Indenture does not limit the amount of additional Senior Indebtedness or other indebtedness which U. S. Bancorp may incur.

  In the event of any insolvency, bankruptcy, receivership, conservatorship, reorganization, readjustment of debt, marshaling of assets and liabilities, or similar proceedings relating to, or any liquidation, dissolution, or winding-up of, U. S. Bancorp as a whole, whether voluntary or involuntary, all obligations of U. S. Bancorp to holders of Senior Indebtedness shall be entitled to be paid in full before any payment shall be made on account of the principal of or premium or interest on the Debt Securities. In the event of any such proceeding, if any payment by or distribution of assets of U. S. Bancorp of any kind or character, whether in cash, property, or securities (other than (i) securities of U. S. Bancorp or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Debt Securities, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment or (ii) any cash, property, or securities distributed pursuant to an order or decree of a court of competent jurisdiction in a reorganization proceeding giving effect to the subordination of the Debt Securities), including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of U. S. Bancorp being subordinated to the payment of the Debt Securities, shall be received by the Trustee or the Holders of the Debt Securities before all Senior Indebtedness is paid in full, such payment or distribution shall be held (in trust if received by the Holders of the Debt Securities) for the benefit of and shall be paid over to the holders of such Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. (Section 1301). By reason of such subordination, in the event of bankruptcy or insolvency, whether before or after maturity, holders of Senior Indebtedness may receive more, ratably, and Holders of the Debt Securities having a claim pursuant to the Debt Securities may receive less, ratably, than other creditors of U. S. Bancorp, including creditors who hold subordinated indebtedness issued under the Indenture prior to March 15, 1993.

  In addition, in the event of the insolvency, bankruptcy, receivership, conservatorship or reorganization of U. S. Bancorp, the claims of the Holders of the Debt Securities would be subject as to enforcement to the broad equity power of a federal bankruptcy court, and to the determination by that court of the nature of the rights of the Holders.

EVENTS OF DEFAULT AND LIMITED RIGHTS OF ACCELERATION

  An Event of Default under the Indenture with respect to Debt Securities of any series means (a) certain events in bankruptcy, insolvency or reorganization of U. S. Bancorp and (b) any other Event of Default provided with respect to the Debt Securities of that series. (Section 501). An Event of Default with respect to the Debt Securities of a particular series would not necessarily constitute an Event of Default with respect to the Debt Securities of any other series.

  If an Event of Default with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the

Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. The foregoing provision would be subject as to enforcement to the broad equity powers of a federal bankruptcy court and to the determination by that court of the nature of the rights of the Holders of the Debt Securities. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502).

  The Indenture does not provide for any right of acceleration of the payment of the principal of a series of Debt Securities upon a default in the payment of principal, premium, if any, or interest or a default in the performance of any covenant or agreement in the Debt Securities of that series or in the Indenture. If a default in the payment of principal, premium, if any, or interest or in the performance of any covenant or agreement in the Debt Securities of any series or in the Indenture occurs, the Trustee may, subject to certain limitations and conditions, seek to enforce payment of such principal, premium, if any, or interest on the Debt Securities of that series, or the performance of such covenant or agreement. (Section 503).

  The Indenture provides that, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section
601). Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512). The right of a Holder of any Debt Security to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, but each Holder has an absolute right to receive payment of principal, premium and interest, if any, when due and to institute suit for the enforcement of any such payment. (Sections 507 and 508).

  U. S. Bancorp is required to furnish to the Trustee annually a statement as to the performance by U. S. Bancorp of certain of its obligations under the Indenture and as to any default in such performance. (Section 1006). The Trustee may withhold notice to Holders of any default (except in payment of principal, premium, or interest, if any) if it in good faith determines that it is in the interests of the Holders to do so.

MODIFICATIONS AND WAIVER

  Modifications and amendments of the Indenture may be made by U. S. Bancorp and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the stated maturity date of the principal of, or any premium or installment of interest, if any, on any Debt Security,
(b) reduce the principal amount of, or premium or interest, if any, on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof, (d) change the place or currency of payment of principal of, or premium or interest, if any, on, any Debt Security, (e) impair the right to institute suit for the enforcement of any such payment on or with respect to any Debt Security, (f) modify the subordination provisions in the Indenture in a manner adverse to the Holders, or (g) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section
902).

  The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by U. S. Bancorp with certain restrictive provisions of the Indenture. (Section 1008). The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except a default in the payment of principal, or of premium or interest, if any, or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series. (Section 513).

  The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof. (Section 101).

CONSOLIDATION, MERGER AND SALE OF ASSETS

  U. S. Bancorp, without the consent of the Holders of any of the Outstanding Debt Securities under the Indenture, may consolidate with or merge into, or transfer its assets substantially as an entirety to, any corporation organized under the laws of any domestic jurisdiction, provided that (i) the successor corporation assumes U. S. Bancorp's obligations on the Debt Securities and under the Indenture, (ii) after giving effect to the transaction no Default, and no event which, after notice or lapse of time, would become a Default, shall have occurred and be continuing, and (iii) certain other conditions are met. (Section 801).

GOVERNING LAW

  The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of Oregon.

INFORMATION CONCERNING THE TRUSTEE

  U. S. Bancorp and its subsidiaries maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of business. The Trustee serves as issuing and paying agent for Bank Notes issued by U. S. Bank of Oregon and U. S. Bank of Washington.

                              PLAN OF DISTRIBUTION

  U. S. Bancorp may sell Debt Securities to one or more underwriters for public offering and sale by them or may sell Debt Securities to investors through agents, including its banking affiliates. Any such underwriter or agent involved in the offer and sale of the Offered Debt Securities will be named in the Prospectus Supplement.

  Underwriters may offer and sell the Offered Debt Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of the Offered Debt Securities, underwriters may be deemed to have received compensation from U. S. Bancorp in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Offered Debt Securities for whom they may act as agent. Underwriters may sell the Offered Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. If so indicated in the Prospectus Supplement, U. S. Bancorp also may offer and sell the Offered Debt Securities in exchange for one or more outstanding issues of its, U. S. Bank of Oregon's or U. S. Bank of Washington's debt securities.

  Any underwriting compensation paid by U. S. Bancorp to underwriters or agents in connection with the offering of the Offered Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Debt Securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with U. S. Bancorp, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.

  If so indicated in the Prospectus Supplement, U. S. Bancorp will authorize dealers acting as U. S. Bancorp's agents to solicit offers by certain institutions to purchase the Offered Debt Securities from U. S. Bancorp at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of the Offered Debt Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of U. S. Bancorp. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Debt Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Offered Debt Securities are being sold to underwriters, U. S. Bancorp shall have sold to such underwriters the total principal amount of the Offered Debt Securities less the principal amount thereof covered by Contracts.

  All Offered Debt Securities will be a new issue of securities with no established trading market. Any underwriters to whom Offered Debt Securities are sold by U. S. Bancorp for public offering and sale may make a market in such Offered Debt Securities. Such underwriters will not be obligated to do so, however, and no assurance can be given as to the liquidity of the trading market for any Debt Securities. Also, any market maker may discontinue making a market in Debt Securities at any time without notice, which may have an adverse effect on the liquidity and market price of the Debt Securities.

  Certain of the underwriters and their associates may be customers of, engage in transactions with and perform services for U. S. Bancorp or its subsidiaries in the ordinary course of business.

                      VALIDITY OF OFFERED DEBT SECURITIES

  The validity of the Offered Debt Securities will be passed upon for U. S. Bancorp by Miller, Nash, Wiener, Hager & Carlsen, Portland, Oregon, and for any underwriters or agents by counsel named in the Prospectus Supplement. Clifford
N. Carlsen, Jr., a partner in Miller, Nash, Wiener, Hager & Carlsen, is Secretary of U. S. Bancorp and U. S. Bank of Oregon.

                                    EXPERTS

  The financial statements incorporated in this Prospectus by reference from
U. S. Bancorp's annual report on Form 10-K for the year ended December 31, 1994, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLE-MENT OR THE BASIC PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRE-SENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY U. S. BANCORP OR ANY UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE BASIC PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE BASIC PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF U. S. BANCORP SINCE SUCH DATE.

                                 ------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Recent Developments........................................................ S-2
Use of Proceeds............................................................ S-2
Selected Financial Data.................................................... S-3
Capitalization............................................................. S-5
Description of Notes....................................................... S-6
Underwriting............................................................... S-7
Notice to Canadian Residents............................................... S-8
Validity of Notes.......................................................... S-9

                                  PROSPECTUS

Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
U. S. Bancorp..............................................................   2
Use of Proceeds............................................................   3
Ratio of Earnings to Fixed Charges.........................................   4
Description of Debt Securities.............................................   4
Plan of Distribution.......................................................  10
Validity of Offered Debt Securities........................................  11
Experts....................................................................  11

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            [LOGO OF U.S. BANCORP]

                                 $300,000,000

                           6 3/4% Subordinated Notes
                             due October 15, 2005

                             PROSPECTUS SUPPLEMENT

                                CS First Boston
                            Chase Securities, Inc.
                           Citicorp Securities, Inc.
                             Goldman, Sachs & Co.
                              UBS Securities Inc.

-------------------------------------------------------------------------------